EXHIBIT 32.1
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of CNB Corporation on Form 10-Q for the period ending September 30, 2004 as filed with the Securities and Exchange Commission on the date hereof, W. Jennings Duncan, President and Chief Executive Officer and Paul R. Dusenbury, Treasurer and Chief Financial Officer, of the CNB Corporation, each certifies to the best of his knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that:

1.   The above-referenced Form 10-Q fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.   The information contained in the above referenced Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 10, 2004

/s/W. Jennings Duncan
W. Jennings Duncan
President and Chief Executive Officer

/s/Paul R. Dusenbury
Paul R. Dusenbury
Treasurer and Chief Financial Officer